FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 16, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

16 December 2015

Update on the disposal of Williams & Glyn
The Royal Bank of Scotland Group plc ("RBS") has made significant progress in separating Williams & Glyn. We remain committed to meeting our obligation under the State Aid agreement to dispose of Williams & Glyn before the end of 2017, as well as ensuring a smooth transition for Williams & Glyn's 1.8 million customers.

We submitted the banking licence application for Williams & Glyn on 30 September 2015 and are now working with the PRA and FCA towards obtaining the licence and separating the business from RBS. We are now planning to separate the business from RBS in Q1 2017 which remains compatible with the end 2017 divestment deadline.

The strategic attractiveness of Williams & Glyn has been reflected in a number of informal approaches for the business. Therefore whilst continuing preparations for an IPO, we are planning to launch a trade sale process in H1 2016, and targeting the signing of a binding agreement to sell the business by year end 2016, with full divestment by the end of 2017.

As at end Q3 2015, Williams & Glyn had net loans and advances to customers of £20 billion and customer deposits of £24 billion. Further financial information on Williams & Glyn will be included in RBS's Full Year Results announcement on 26 February 2016.

RBS CEO Ross McEwan said:

"Separating out the Williams & Glyn business is a complex process, but we remain focused on meeting our State Aid obligation, achieving full divestment by the end of 2017, and reaching the best outcome for shareholders, customers, and staff."

For further information please contact:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

RBS Media Relations
+44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 December 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary